THIS DOCUMENT IS BEING FILED WITH THE COMMISSION AS SOLICITATION MATERIAL AND WILL BE RELEASED TO THE PRESS.


CONTACT:  Bill Papesh                                         October 12, 1995
          President, Composite Research & Management Co.
          (206) 461-3800; or

          David Simpson
          Vice President/Portfolio Manager
          Composite Research & Management Co.
          206) 461-3800

                             FOR IMMEDIATE RELEASE

                  COMPOSITE PLANS MORE FLEXIBLE NORTHWEST FUND

     Composite Northwest 50 Fund shareholders will be asked to approve a management recommendation to change the fund to a fully managed, diversified portfolio known as the Composite Northwest Fund.
     "By uncoupling the fund from the Composite Northwest 50 Stock Index, we will give the fund's portfolio managers greater flexibility to focus on companies based or doing business in the Northwest," said William G. Papesh, president of the Composite Group of Funds. "This flexibility will enable the managers to take better advantage of investment opportunities as they arise."
     Although the Composite Northwest Fund will focus on Northwest companies, it will not be as limited in the number or weighting of companies in which it invests, Papesh said. "We are confident the Composite Northwest Fund will serve our shareholders well," he added.
     Shareholders will be sent proxy statements explaining the recommendation by the end of the month. A special shareholders meeting to vote on the change will be held in mid-December.
     Composite Research & Management Co., which manages the Composite Group of mutual funds, will continue to publish the Composite Northwest 50 Stock Index. Established in 1986, the index monitors stock market activity of 50 companies from a variety of industry sectors based or doing business in the Northwest.